SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 10, 2002

By ____________________
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	Thomson Financial Corporate Group	
Investor Relations/Media Relations	Investor Relations	Investor Relations
Dr. S.K. Chen	In US:	In Hong Kong:
886-6-507-7712	Mark Jones	Andrew Mak
s.k._chen@chipmos.com.tw	1-212-701 1851	852-2905 3181
	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS/Bermuda Announces New High-Speed Wafer Test Technology

- Breakthrough technology will increase DRAM yield and lower test costs for consumer electronics and communications applications -

Hsinchu, Taiwan, July 10, 2002 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMOS/Bermuda") today announced the successful development of new high-speed wafer test technology for probe testing 32 in parallel DDR (double data rate) DRAM at 200 MHz clock rates and 400 megabit data rates. The breakthrough project, financially supported by the Taiwanese government, was realized through technological collaboration between ChipMOS and three of its major suppliers in this field—Teradyne, Tokyo Electron Ltd. ("TEL"), and FormFactor, Inc. ("FormFactor").

The need for increased wafer testing speed is driven by the rising demand for "known good dies" that are being used to fuel production of consumer electronics products such as video enabled cell phones and other mobile communications applications. To satisfy this need, testing and design experts from ChipMOS, Teradyne, TEL and FormFactor jointly developed and conducted the high-speed wafer level development project. The technology was developed using Teradyne's Probe-One Memory Test System, TEL's P12XL Prober, and FormFactor's BladeRunner™ technology area array probe cards.

"I am pleased to see the successful launch of our high-speed wafer test technology, and really appreciate the full support from Teradyne, TEL and FormFactor on this project during the past two years. The high-speed wafer test technology is an important accomplishment as it reduces the cost of testing for our clients and increases the chip yields significantly," said S.J. Cheng, Deputy Chairman and Chief Executive Officer of ChipMOS/Bermuda.

"The key to this technology is that it helps uncover more known-good dies and eliminate defective chips before they go on for packaging or to the next process. As a result, we can integrate wafer level assembly and full contact wafer level burn-in to provide our customers with more comprehensive services. ChipMOS now has a pilot line for 200mm and 300mm wafers in place and a skilled engineering team ready to help customers moving to this technology. This leading technology is expected to further solidify our relationship with major customers" added Mr. Cheng.

ChipMOS/Bermuda has had a strong ongoing commitment to technology development since its establishment. In 1999 and 2000, the Company spent at least 4% of net revenues in each year on research and development, and in 2001, ChipMOS spent 8% of net revenues on research and development. The success of this investment is consistently reflected in the high number of patents that the Company has had registered and certified in the past few years. ChipMOS now holds 123 patents in Taiwan, 2 in Japan and 3 in the United States. In addition, ChipMOS has received subsidies from the Taiwanese government for 4 technological development projects since 1999 with a total subsidy amount of NTD 90million. ChipMOS/Bermuda will continue investing on research and development to enhance its technology and provide customers with leading edge solutions.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/